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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

December 30, 2019

Re:	Grayscale Bitcoin Trust (BTC)

    Form 10-12G

    Filed November 19, 2019

    File No. 000-56121

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

  Folake Ayoola, Staff Attorney

  Robert Telewicz, Accounting Branch Chief

  Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) in your letter dated December 23, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised and filed the Registration Statement (Amendment No. 1), and submitted this response letter, to the Commission via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of the Amendment No. 1 showing changes to the Registration Statement filed with the Commission on November 19, 2019.

Set forth below are the Sponsor’s responses to the Staff’s comments. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the revised Registration Statement.

Form 10-12G filed November 19, 2019

Cover Page

1.

You state your intention to list the Shares on the NYSE Arca in the future. Please delete this disclosure on the cover page and revise your disclosure on pages 4 and 79 to provide a detailed description of your prospects of doing so. Also expand your risk factor disclosure on page 22 to provide specific risks that may prevent you from listing on the NYSE Arca.

Response: The Sponsor has deleted the reference to NYSE Arca on the cover page and revised the disclosure on pages 4, 22 and 80 of Amendment No. 1 in response to the Staff’s comment.

2.

The language regarding the value of the Shares “if traded on any Secondary Market” implies that the Shares may not be trading on a Secondary Market. Please revise throughout in light of the “active trading market” for the Shares on the OTCQX. In this regard, we note your disclosure on page 59 that “[t]he Trust’s Shares have been quoted on OTCQX under the symbol GBTC since March 26, 2015.”

Response: The Sponsor has removed this language throughout Amendment No. 1 in response to the Staff’s comment.

Valuation of Bitcoin and Bitcoin Holdings, page 5

3.

We note your disclosure on page 40 regarding the Bitcoin Exchanges that currently comprise the TradeBlock XBX Index. Please also revise your disclosure in footnote 4 to the table on page 60 to provide similar and consistent disclosure. For example, we note that the disclosure on page 60 does not clarify that the Index Provider added back Kraken and also added Bittrex.

Response: The Sponsor has revised the disclosure in footnote 4 to the table on page 61 of Amendment No. 1 to provide the additional requested disclosure in response to the Staff’s comment.

Risk Factors

The Index has a limited history…, page 18

4.	Please disclose in this risk factor that the Index Provider has removed various Bitcoin Exchanges from the Index over time, including the reasons for their removal.

Response: The Sponsor has revised the risk factor on pages 18 and 19 and the disclosure on page 70 of Amendment No. 1 to provide additional disclosure around the removal of Bitcoin Exchanges from the Index in response to the Staff’s comment.

The restrictions on transfer and redemption…, page 21

5.

Please revise here and elsewhere to clarify that the transfer restrictions apply to Shares purchased directly from the Trust and not to shares purchased in the secondary market. In addition, please explain the statement that an investment in the Shares should be considered an illiquid investment given your disclosure that an “active trading market” has developed on the OTCQX.

Response: The Sponsor has revised the disclosure on pages 4, 21 and 82 of Amendment No. 1 to clarify that the transfer restrictions apply to Shares purchased directly from the Trust and to address the liquidity of an investment in the Shares in response to the Staff’s comment.

Because of the holding period…, page 23

6.	Please revise the caption of this risk factor to indicate that the Shares have historically traded at a substantial premium to the Bitcoin Holdings Per Share.

Response: The Sponsor has revised the caption to the risk factor on page 23 of Amendment No. 1 in response to the Staff’s comment.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC

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